SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange
                                   Act of 1934

                                 Amendment No. 3
                                (Final Amendment)

                           Rampart Capital Corporation

                              (Name of the Issuer)

                           Rampart Capital Corporation
                                Charles W. Janke
                               James H. Carpenter

                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                   75-1569104

                      (CUSIP Number of Class of Securities)

                               James H. Carpenter
                      President and Chief Operating Officer
                           Rampart Capital Corporation
                            16401 Country Club Drive
                              Crosby, Texas  77532
                                 (713) 223-4610

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)

                                   Copies to:

                                Chris A. Ferazzi
                             Porter & Hedges, L.L.P.
                            700 Louisiana, Suite 3500
                           Houston, Texas  77002-2764
                                 (713) 226-0600


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This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (Sec.Sec.240.14a-1 through 240.14b-2), Regulation 14C (Sec.Sec.240.14c-1 through 240.14c-101) or Rule 13e-3(c) (Sec.240.13e-3(c) )
under  the  Securities  Exchange  Act  of  1934  ("the  Act").

b.  [ ] The filing of a registration statement under the Securities Act of 1933.

c.  [ ]  A  tender  offer.

d.  [ ]  None  of  the  above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
    Transaction valuation*                               Amount of filing fee
    ----------------------                               --------------------
         $2,258,001                                              $452
    ----------------------                               --------------------

*Rampart Capital Corporation will be purchasing a maximum of 645,143 pre-split shares of its common stock for $3.50 per share for a total of $2,258,001. These shares represent the maximum estimated pre-split shares that will result in fractional interests to be cashed out in the reverse stock split.

[X] Check the box if any part of the fee is offset as provided by Sec.240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $420
Form or Registration No.: Schedule 13E-3 (file no. 005-78336)
Filing Party: Rampart Capital Corporation
Date Filed: June 26, 2003

Amount Previously Paid: $32
Form or Registration No.: Schedule 13E-3 Amendment No. 1 (file no. 005-78336) Filing Party: Rampart Capital Corporation
Date Filed: September 17, 2003


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                           RESULTS OF THE TRANSACTION

Rampart Capital Corporation ("Rampart" or the "Company"), Charles W. Janke and James H. Carpenter hereby submit this Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, File No. 005-78336 (the "Statement"), filed with the Securities and Exchange Commission on June 26, 2003, as amended by Amendment No. 1 filed on September 17, 2003 and Amendment No. 2 filed on October 14, 2003. This Statement is a final amendment to report that on November 5, 2003, the record holders of Rampart's common stock as of October 6, 2003 approved and adopted an amendment to Rampart's Restated Articles of Incorporation to effect a 1-for-100,000 reverse stock split of the common stock of Rampart at 12:01 a.m., Houston, Texas time, on November 6, 2003, following which shareholders holding less than one common share will be entitled only to receive $3.50 per pre-split share in lieu of receiving a fractional share. The amendment to Rampart's Restated Articles of Incorporation was filed with the Secretary of State of the State of Texas on November 5, 2003 and the reverse split was effected at 12:01 a.m., Houston, Texas time, on November 6, 2003. In connection with the reverse split, the Company filed an application to withdraw its common stock from listing with the American Stock Exchange and from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Exchange Act and Rule 13e-3(d)(3) promulgated thereunder.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   November 6, 2003

                              RAMPART CAPITAL CORPORATION

                              By:  /s/  J. H. Carpenter
                                 ---------------------------------------
                                   J. H. Carpenter,
                                   President and Chief Operating Officer


                                   /s/  Charles W. Janke
                                 ---------------------------------------
                                   Charles W. Janke


                                   /s/  J. H. Carpenter
                                 ---------------------------------------
                                   J. H. Carpenter


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